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                              December 6, 2021

       David Lazar
       Chief Executive Officer
       Adorbs Inc.
       234 E. Beech St.
       Long Beach, New York 11561

                                                        Re: Adorbs Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Forms 10-Q for
Fiscal Quarters Ended
                                                            March 31, 2021,
June 30, 2021 and September 30, 2021
                                                            File No. 000-56213

       Dear Mr. Lazar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Report of Independent Registered Public Accounting Firm, page F-2

   1. Please note that a report of an Independent Registered Public Accounting Firm must opine on all years of the
annual financial statements required to be included in the filing. Please amend your Form 10-K
and have your auditor revise their report to also opine on your financial statements as
of and for the fiscal year ended December 31, 2019, as well as as of and for the fiscal
year ended December 31, 2020.
       Form 10-Qs for the periods ended September 30, 2021, June 30, 2021 and March 31, 2021

       Item 4. Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 11

   2. Please ensure all future quarterly filings provide management's conclusion as to whether
 David Lazar
Adorbs Inc.
December 6, 2021
Page 2
         Disclosure Controls and Procedures were effective or not effective as of the end of the period covered by the report as required by Item 307 of Regulation
S-K.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at
202-551-
3709 with any questions.



FirstName LastNameDavid Lazar                                Sincerely,
Comapany NameAdorbs Inc.
                                                             Division of
Corporation Finance
December 6, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName